ABACUS LIFE, INC.
2101 Park Center Drive, Suite 200
Orlando, Florida 32835
VIA EDGAR
November 13, 2024
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Madeleine Joy Mateo
Christian Windsor

Re:	Abacus Life, Inc.
Registration Statement on Form S-3
Filed October 21, 2024
File No. 333-282747
Ladies and Gentlemen:
Pursuant to Rule 461 of Regulation C of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, Abacus Life, Inc. hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 P.M., Eastern Standard Time, on November 14, 2024, or as soon as practicable thereafter.
Please direct any questions regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

ABACUS LIFE, INC.

/s/ Jay J. Jackson
Name:	Jay J. Jackson
Title:	President and Chief Executive Officer

cc:	Ryan J. Maierson, Latham & Watkins LLP